Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf



Office of International Corporation Financ
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters

Telefon / phone (direct) (+49-211) 797 8959

Telefax / fax (direct) (+49-211) 798 2463

E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum

2005-06-20

PROCESSED
JUN 23 2005
THOMSON
FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel takes first place".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

Encl.



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Gesendet von: VCmail
16.06.2005 16:20
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Kopie: (Blindkopie: Thomas-Gerd Kuehn/DE/EMEA/HENKEL)
Thema: Press relase: New sustainability ranking of DAX 30 companies - Henkel takes first place


Henkel
A Brand like a Friend



Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "**New sustainability ranking of DAX 30 companies - Henkel takes first place**", which we distributed to the media.

Please pass this information on to your staff as appropriate.

With my very best regards

Ernst Primosch

Press Release

New sustainability ranking of DAX 30 companies

Henkel takes first place

Henkel has the best sustainability performance of Germany's largest listed corporate groups. This is the conclusion of the Scoris research agency's all-sector ranking of the DAX 30 companies.

Düsseldorf – Henkel has taken first place in the second sustainability ranking of the largest companies in the German stock index "Deutscher Aktienindex" (DAX 30). The ranking was produced by the sustainable investment research agency Scoris, which is headquartered in Hannover. In the first Scoris ranking, in 2003, Henkel occupied 2nd place. The sustainability-related activities of the consumer goods company were awarded 82.1 of a possible 100 points. Moreover, Henkel is a "sustainability leader" in the rated areas "customers and quality", "environment" and "social commitment."

"We are especially pleased by this external assessment of our sustainability performance. It confirms that we are on the right path," says Dr. Wolfgang Gawrisch, Chief Technology Officer (CTO) of the Henkel Group and Chairman of Henkel's Sustainability Council.

The rankings are based on a comparative analysis of the following seven criteria: ethical business conduct, social commitment, management and controlling, customers and quality, employees, environment, and human rights and suppliers.

"Henkel – A Brand like a Friend." Henkel is a leader with brands and branded technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2004 the Henkel Group generated sales of 10.592 billion euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and branded technologies from Henkel.

June 16, 2005

Contact
R&D and Sustainability Communications
Wolfgang Zengerling
Phone: +49-211-797-9336
Fax: +49-211-798-5598
Email: wolfgang.zengerling@henkel.com
Internet: www.press.henkel.com

Jan-Dirk Seiler-Hausmann
Phone: +49-211-797-9062
Fax: +49-211-798-5598
Email: jan-dirkseiler-hausmann@henkel.com
Internet: www.sd.henkel.c